Exhibit 99.1

Kinross Gold Corporation 25 York Street, 17th Floor Toronto, ON Canada M5J 2V5

Kinross Sells Portion of Asante Gold Shares

(All dollar amounts are expressed in Canadian dollars, unless otherwise noted.)

Toronto, Ontario, September 8, 2025 – Kinross Gold Corporation (“Kinross”) (TSX: K, NYSE: KGC) announced today that it has sold an aggregate of 29,850,984 common shares (“Shares”) of Asante Gold Corporation (“Asante”) representing approximately 4.2% of the outstanding Shares and approximately 44.7% of the Shares held by Kinross. The Shares were sold at a price per Share of $1.55 (not including commission), representing an aggregate sale price of C$46,269,025.20. Prior to the sale, Kinross held approximately 9.4% of the outstanding Shares and up to 18% of the Shares, on a partially-diluted basis, assuming conversion of all convertible instruments held by Kinross. After the sale, Kinross holds 36,927,650 Shares, 5,000,000 warrants to purchase Shares and a convertible debenture (the “Convertible Debenture”) which is convertible into Shares at the option of Kinross at any time for a period of five years from the date of issuance at a conversion price equal to C$1.81 per Share. Kinross now owns approximately 5.2% of the outstanding Shares, on a non-diluted basis, and 13.2% of the outstanding Shares, on a partially diluted basis assuming the conversion of the convertible securities of Asante held by Kinross.

Kinross sold the Shares in the ordinary course of investments in portfolio companies. Kinross may or may not purchase or sell securities of Asante in the future on the open market or in private transactions, depending on market conditions and other factors. Kinross currently has no other plans or intentions that relate to its investment in Asante. Depending on market conditions, general economic and industry conditions, Asante’s business and financial condition and/or other relevant factors, Kinross may develop other plans or intentions in the future.

A copy of the early warning report filed by Kinross in connection with the investment will be available on Asante’s profile on SEDAR+ at www.sedarplus.ca. Alternatively, you may contact Luke Crosby, Senior Vice President, General Counsel and Corporate Secretary at 647-788-4478 to obtain a copy of the report. Kinross is organized under the laws of the Province of Ontario and its head office is located at 25 York Street, 17th Floor, Toronto, Ontario M5J 2V5. Asante’s head office is located at 615 – 800 West Pender Street, Vancouver, British Columbia V6C 2V6.

About Kinross Gold Corporation

Kinross is a Canadian-based global senior gold mining company with operations and projects in the United States, Brazil, Mauritania, Chile and Canada. Our focus is on delivering value based on the core principles of responsible mining, operational excellence, disciplined growth, and balance sheet strength. Kinross maintains listings on the Toronto Stock Exchange (symbol:K) and the New York Stock Exchange (symbol:KGC).

www.kinross.com

Kinross Gold Corporation 25 York Street, 17th Floor Toronto, ON Canada M5J 2V5

Media Contact

Samantha Sheffield

Director, Corporate Communications

phone: 416-365-3034

samantha.sheffield@kinross.com

Investor Relations Contact

David Shaver

Senior Vice-President, Investor Relations and Communications

phone: 416-365-2761

InvestorRelations@kinross.com

Source: Kinross Gold Corporation

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